

December 10, 2021

Chongyi Yang
Chief Executive Officer
CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
Room 1907, No. 1038 West Nanjing Road
Westagate Mall
Jing'An District, Shanghai, China 200041

   Re: CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
    Amendment No. 3 to Registration Statement on Form 10
    Filed November 18, 2021
    File No. 000-05474

Dear Mr. Yang:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10 filed November 18, 2021

Our Auditor is U.S. based . . ., , page 8

1. We note your revisions in response to prior comment 1. Please revise the caption and first sentence of this risk factor to clarify that the auditor, not the company or issuer, is subject to inspection by the PCAOB. Also, although your auditor is currently subject to such inspection, please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. Finally, revise to clarify the consequences of an inability to inspect or investigate completely your auditor, specifically that ***both*** trading in the securities may be prohibited ***and*** an exchange may determine to delist the securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202) 551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Rhonda Keaveney